FILING PURSUANT TO RULE 424(b)(2)
REGISTRATION STATEMENT NO. 333-81596

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 14, 2002)

GERON CORPORATION

WARRANTS TO PURCHASE COMMON STOCK AND
COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

     We are issuing a warrant to purchase an aggregate 300,000 shares of the our common stock, par value $0.001, to Mainfield Enterprises, Inc., which we refer to as “Mainfield,” and a warrant to purchase an aggregate 300,000 shares of our common stock to The Riverview Group, LLC, which we refer to as “Riverview.” Both warrants are being issued pursuant to the terms and conditions of a letter agreement dated October 14, 2003 between Mainfield, Riverview, and us. Each warrant has a purchase price of $20.00. The warrants provide for the purchase of a total of 600,000 shares of common stock and are exercisable, either in their entirety or partially from time to time, at a price of $16.15 per share of common stock, for a period beginning 90 days from the date of issuance and ending three years thereafter.

     Our common stock is quoted on the Nasdaq National Market under the symbol “GERN.” On October 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $16.15 per share. As of September 30, 2003, we had 33,349,939 shares of common stock outstanding.

     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2 of the prospectus.

     You should rely on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is October 14, 2003.

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TABLE OF CONTENTS

PROSPECTUS

About this Prospectus	1
About Geron	2
Risk Factors	2
Forward-Looking Statements	2
Ratio of Earnings to Fixed Charges	14
Use of Proceeds	14
Plan of Distribution	15
Description of Debt Securities	16
Description of Common Stock	25
Description of Preferred Stock	26
Description of Warrants	28
Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws	29
Validity of Securities	30
Experts	30
Limitation on Liability and Disclosure of Commission Position on Indemnification for Securities Act Liabilities	30
Where You Can Find More Information	31

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